Exhibit 99.1

Central GoldTrust Commences Legal Proceeding
Against Sprott in connection with its Hostile Take-Over Bid

(Toronto, ON, June 24, 2015) – Central GoldTrust (“CGT”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) today announced that it has commenced a legal proceeding with Silver Bullion Trust against Sprott Asset Management Gold Bid LP (“Sprott Gold”), Sprott Asset Management Silver Bid LP, Sprott Asset Management LP, Sprott Physical Gold Trust and Sprott Physical Silver Trust (collectively, “Sprott”), in the Ontario Superior Court of Justice.

In the legal proceeding, CGT is seeking a declaration from the court that, among other things:

a)	Sprott's hostile take-over bid for CGT dated May 27, 2015 (the “Sprott Offer”) is an illegal proxy solicitation;

b)	the Sprott Offer unlawfully deprives unitholders of CGT of their statutory take-over bid withdrawal rights;

c)	the Sprott Offer fails to comply with CGT's advance notice rule adopted on March 31, 2015;

d)	Sprott has failed to disclose that it is acting jointly or in concert with Polar Securities Inc. and/or Pekin Singer Strauss Asset Management, Inc. in contravention of applicable securities laws; and

e)	the amendments to the Declaration of Trust of CGT (described below) concerning: (i) the enhanced 95% cash redemption feature announced earlier today; and (ii) the preservation of the 90% compulsory acquisition threshold, were validly made and are binding on Sprott.

As part of the proceeding, CGT is seeking an order enjoining the Sprott Offer.

Amendments to Declaration of Trust

In a news release issued earlier today, CGT announced that it has adopted a significantly enhanced cash redemption feature that will allow all Unitholders to redeem their Units at any time for cash in the amount of 95% of Net Asset Value (“NAV”), based on the average published NAV per Unit of CGT as of the close of business on the five trading days immediately following the notice of redemption. The enhanced cash redemption feature, which is effective upon the later of receipt of required regulatory approvals and July 14, 2015 and will remain in place regardless of the outcome of the Sprott Offer, is expected to offer a number of benefits to Unitholders, including reducing any potential future trading discounts to NAV.

CGT also wishes to announce that the Board of Trustees has adopted amendments to the Declaration of Trust protecting the 90% compulsory acquisition threshold provisions of the Declaration of Trust. Section 13.6 of the Declaration of Trust provides that an acquirer can exercise compulsory acquisition rights only where its bid is accepted by holders of at least 90% of the outstanding Units. The 90% threshold for compulsory acquisitions mirrors protections afforded to corporations under the Canada Business Corporations Act and the Business Corporations Act (Ontario) and is enshrined in the CGT Declaration of Trust.

As part of the Sprott Offer, Sprott is proposing to amend the CGT Declaration of Trust to reduce the compulsory acquisition threshold from 90% to 66 2/3%. Sprott's proposed amendments would allow Sprott to circumvent the protections afforded to Unitholders and do indirectly what it cannot do directly without the support of holders of 90% of the outstanding Units: force a compulsory acquisition of all Units of CGT in one step.

The Trustees of CGT have determined that amendments to preserve the 90% compulsory acquisition threshold are in the best interest of CGT and its Unitholders. Accordingly, acting on the unanimous recommendation of the Special Committee of Independent Trustees and on the advice of counsel, the Trustees have adopted amendments to the Declaration of Trust providing that the compulsory acquisition provisions in Section 13.6 may not be amended unless such amendment is first approved by holders of at least 90% of the outstanding Units.

As noted above, CGT is seeking a declaration from the court that the foregoing amendments were validly made and are binding on Sprott.

Additional Information and Where to Find It

The recommendation of the Board of Trustees of CGT with respect to the Sprott Offer is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and a solicitation/recommendation statement (which contains the Trustees’ Circular), which has been filed with the Securities and Exchange Commission (“SEC”).  Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by CGT with Canadian securities regulatory authorities may be obtained without charge at http://www.sedar.com and at the investor relations section of the CGT website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by CGT may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the CGT website at http://www.gold-trust.com/news.htm.

Unitholders who have already tendered their Units to the Sprott Offer can withdraw their Units by contacting their broker or D.F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At June 23, 2015, the Units were 99.2% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: any anticipated benefits of the enhanced cash redemption feature, including any anticipated impact on any potential future trading discounts to NAV; the receipt of any regulatory approvals required for the implementation of the amendments to the Declaration of Trust; whether or not CGT's legal proceeding against Sprott will be successful; the reasons of the Board of Trustees for recommending to Unitholders the rejection of the Sprott Offer, not taking any action with respect to the Sprott Offer and not tendering any Units to the Sprott Offer; the anticipated costs, risks and uncertainties associated with the Sprott Offer, including any anticipated impacts on bullion security, governance rights, potential tax risks and fees to be collected by Sprott; the anticipated timing, mechanics, completion and settlement of the Sprott Offer; the value of the Sprott Physical Gold Trust units that would be received as consideration under the Sprott Offer; the ability of Sprott to complete the transactions contemplated by the Sprott Offer; any anticipated results or performance of Sprott Physical Gold Trust or any other affiliates of Sprott; any anticipated changes to the market price of Sprott Physical Gold Trust units or any other securities of Sprott and its affiliates; and any anticipated future prices of silver and the Units.

CGT cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to CGT’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, CGT does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in CGT’s filings with the Canadian securities regulatory authorities and the SEC.